FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Goldcorp Inc. (Translation of registrant's name into English)
Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Suite 1560 - 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange:GG

GOLDCORP AGREES TO ACQUIRE ASSETS INCREASING 2006 ANNUAL GOLD PRODUCTION BY 50% TO OVER TWO MILLION OUNCES

Vancouver, BC, October 31, 2005 - Goldcorp Inc. (“Goldcorp”, TSX: G; NYSE: GG) is pleased to announce that it has entered into an agreement with Barrick Gold Corporation (“Barrick”, TSX, NYSE: ABX) to acquire certain mining assets and interests of Placer Dome Inc. (“Placer Dome”, TSX, NYSE: PDG), in the event that Barrick is successful in its bid to acquire Placer Dome. The consummation of this transaction would increase Goldcorp’s annual gold production by approximately 50% to more than 2 million ounces at a total cash cost of less than US$150/oz. Proven and probable gold reserves would increase by 83%.

Barrick announced today that it will make an offer to acquire all the outstanding shares of Placer Dome for approximately US$9.2 billion in shares and cash. Barrick and Goldcorp have entered into a separate agreement pursuant to which Goldcorp will acquire, for approximately US$1.35 billion in cash, certain of Placer Dome’s Canadian assets, including the Campbell mine in Ontario and a portfolio of producing and development assets with significant exploration potential.

Highlights of this transaction for Goldcorp include:

•	2006 gold production will increase by approximately 50% to more than 2 million ounces.

•	Gold reserves will increase by 83% to approximately 23 million ounces.

•	Measured and indicated gold resources will increase by 195% to 16 million ounces.

•	Inferred gold resources will increase by 86% to 11 million ounces.

•	Goldcorp will maintain its position as the lowest cost producer, with 2006 cash costs below US$150/oz.

•	The transaction is accretive to earnings per share, cash flow per share, reserves and resources per share, and production per share.

•
Acquisition of the Campbell mine will allow Goldcorp to consolidate its position in Canada’s leading mining district and provides the potential to extract significant synergies given Goldcorp’s adjacent Red Lake mine.

•	Goldcorp estimates total annual synergies of US$30 - US$40 million.

•
Participation in a large-scale, long-life development asset as well as significant exploration potential related to the Canadian assets to be acquired should significantly enhance Goldcorp’s growth profile and its long-term exposure to gold.

•	No share issuance will be required as Goldcorp’s strong cash position and current balance sheet strength will allow it to offer 100% cash consideration.

Subject to any required consents and government approvals, Goldcorp will acquire Placer Dome’s interests in the Campbell mine, the Porcupine JV and the Musselwhite JV in Ontario, as well as the La Coipa gold / silver mine in Chile. Under the terms of the agreement, Goldcorp will also acquire a 40% interest in the Pueblo Viejo development project in the Dominican Republic. Barrick intends to retain the remaining 60% interest and will develop and operate this world-class asset. In addition, Goldcorp will acquire Placer Dome’s interest in its Canadian exploration properties.

“Acquiring these assets makes a lot of sense due to the geographical synergies with Goldcorp’s existing operations. It is accretive to earnings, cash flow, reserves, resources and production on a per share basis,” said Ian Telfer, President & CEO of Goldcorp. “It enhances Goldcorp’s growth profile and provides significant exploration upside while maintaining Goldcorp’s status as the lowest cost major gold producer.”

In order to fund this proposed acquisition, Goldcorp intends to use a portion of its current cash balance of over US$400 million, US$500 million from its existing revolving credit facilities, and new committed credit facilities of US$700 million.

Goldcorp is presently the world’s lowest cost million ounce gold producer with mining operations in the Americas and Australia. As a result of this transaction, 2007 gold production is expected to double from current levels to 2.4 million ounces.

Conference Call & Webcast Details

A conference call will be held today, Monday, October 31st, at 10:00 a.m. (ET) to discuss this transaction. You may join the call by dialing toll free 1-877-888-4210 in Canada and the United States, or (416) 695-5259.

A live audio webcast of this conference call with presentation slides will also be available, visit the website www.goldcorp.com for details.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing toll free 1-888-509-0081 in Canada and the United States, or (416) 695-5275.

Media Conference Details

A media conference with Ian Telfer, Goldcorp’s President and Chief Executive Officer, will be held at 11:30am ET, Monday, October 31, at 37 BCE Place, Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto.

Authorized media representatives who are unable to attend the conference in person may participate by dialing toll free 800-633-8547, or internationally, 416-641-6668.

Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Goldcorp Inc. (“Goldcorp”) and certain assets of Placer Dome Inc. (“Placer”) that Goldcorp has agreed to acquire from Barrick Gold Corporation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp and certain assets of Placer that Goldcorp has agreed to acquire from Barrick Gold Corporation, respectively, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in (a) the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2004, (b) the section entitled “Description of the Business - Risk Factors” in Wheaton River Minerals Ltd.’s annual information form for the year ended December 31, 2004, and (c) the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Risks and Uncertainties” in Placer’s annual information form for the year ended December 31, 2004. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Goldcorp, Wheaton River Minerals Ltd. and Placer, each for the year ended December 31, 2004, and other continuous disclosure documents filed by Goldcorp since January 1, 2005 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Goldcorp Inc.
1560-200 Burrard Street
Vancouver, British Columbia, V6C 3L6
Telephone: 1800-567-6223
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 31, 2005
Name: Anna M. Tudela
Title: Assistant Corporate Secretary and Manager, Legal